UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14960

EQNIKH TRAPEZA THS ELLADOS A.E.

(Exact name of registrant as specified in its charter)

National Bank of Greece S.A.

(Translation of Registrant’s Name into English)

86 Eolou Street

10232 Athens, Greece

+30 210 334 1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, Series A, each representing one Non-cumulative Preference Share, Series A

Non-cumulative Preference Shares, Series A *(1)

(Title of each class of securities covered by this Form)

American Depositary Shares, each representing one ordinary share

Ordinary shares*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

American Depositary Shares, Series A:  None

Non-cumulative Preference Shares, Series A:  None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	Dember 28th, 2015	By:	/s/ Ioannis Kyriakopoulos
Name: Ioannis Kyriakopoulos
Title: Chief Financial Officer

		By:	/s/ Vasilios Mastrokalos
Name: Vasilios Mastrokalos
Title: Assistant General Manager, Strategy

*              Not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

(1)           As more specifically described in the Notice to holders of the 12,639,831 outstanding non-cumulative preference shares, Series A represented by American depositary receipts, issued by National Bank of Greece S.A., dated December 8, 2015 and furnished to the Securities and Exchange Commission on Form 6-K on the same date, pursuant to a Cabinet Act dated December 7, 2015, all of Non-cumulative Preference Share, Series A were converted into newly issued ordinary shares of National Bank of Greece S.A.  Consequently, American Depositary Shares, Series A were mandatorily converted into American Depositary Shares, each representing one ordinary share of National Bank of Greece S.A.  On December 17, 2015, the New York Stock Exchange filed a Form 25 with the Securities and Exchange Commission with respect to the American Depositary Shares, Series A, each representing one Non-cumulative Preference Share, Series A.